Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Northern Star Investment Corp. IV (the “Company”) on Form S-1 pursuant to Rule 462(b) under Securities Act of 1933, as amended, of our report dated December 23, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Northern Star Investment Corp. IV as of December 18, 2020 and for the period from November 30, 2020 (inception) through December 18, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-252729) of Northern Star Investment Corp. IV.

/s/ Marcum LLP

Marcum LLP
New York, NY
March 1, 2021